UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AMARIN CORPORATION PLC
(Name of Issuer)
Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)
023111206
(CUSIP Number)
Christopher Fuglesang
Boxer Capital, LLC
445 Marine View Avenue, Suite 100
Del Mar, CA 92014
(858) 400-3112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,625,033* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,625,033* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,625,033* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* = Includes Ordinary Shares beneficially owned and the right to acquire Ordinary Shares under a Warrant. See Item 5.
** = Based on 100,426,982 shares outstanding. See Item 5.

Page 2 of 7 Pages

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,625,033* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,625,033* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,625,033* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* = Includes Ordinary Shares beneficially owned and the right to acquire Ordinary Shares under a Warrant. See Item 5.
** = Based on 100,426,982 shares outstanding. See Item 5.

Page 3 of 7 Pages

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,625,033* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,625,033* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,625,033* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%** (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Ordinary Shares beneficially owned and the right to acquire Ordinary Shares under a Warrant. See Item 5.
** = Based on 100,426,982 shares outstanding. See Item 5.

Page 4 of 7 Pages

CUSIP No.	023111206
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on October 26, 2009 (the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed to reflect a decrease of more than 1% of the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares from the time of the Original Filing to this Amendment No. 1.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,625,033 Ordinary Shares, representing 3.6% of the Issuer’s outstanding Ordinary Shares (based upon 100,426,982 outstanding Ordinary Shares, the sum of (i) 98,801,982 Ordinary Shares stated to be outstanding as of December 31, 2009, as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on June 25, 2010, and (ii) 1,625,000 Ordinary Shares to be issued in connection with the exercise of the Warrant.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Ordinary Shares referenced in paragraph 5(a), the Reporting Persons have shared voting power and shared dispositive power with regard to 3,625,033 Ordinary Shares.
(c) Other than the following open market sales of Ordinary Shares, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the past 60 days.

Date	Number of Shares Sold	Average Price*	Range of Price
4/30/2010	37,200	$2.29	$2.30 — $2.70
5/21/2010	25,000	$2.71	$2.70 — $2.81
6/25/2010	222,718	$2.52	$2.45 — $2.60
6/28/2010	47,500	$2.36	$2.35 — $2.41
6/29/2010	5,549	$2.30	$2.30

*	Price information provided by weighted average. The Reporting Persons hereby undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price
Item 7. Material to Be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated June 29, 2010, among Boxer Capital, Boxer Management and Joseph Lewis

Page 5 of 7 Pages

CUSIP No.	023111206
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2010	BOXER CAPITAL, LLC
	By:	/s/ Aaron Davis
		Name:	Aaron Davis
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

Page 6 of 7 Pages

CUSIP No.	023111206
EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated June 29, 2010, among Boxer Capital, Boxer Management and Joseph Lewis

Page 7 of 7 Pages